UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                 Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On November 5, 2018 Husky Energy Inc. issued a press release reaffirming its commitment to the full and fair Offer to acquire MEG Energy as outlined on October 2, 2018. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 5, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

November 5, 2018

Husky Energy Reaffirms Commitment to Full and Fair Offer for MEG Energy

Husky’s Offer is a Premium Valuation

MEG’s Share Price Would Be Substantially Lower Absent the Offer

Delivers Immediate Value With Comparable Upside and Much Less Risk

Husky Energy today reaffirms its commitment to the full and fair Offer to acquire MEG Energy as outlined on October 2, 2018, and comments on MEG’s recent statements and third quarter results.

“MEG’s results reinforce our view that it has a quality asset base and a dedicated operating team, but it remains constrained by a highly levered balance sheet and lack of integration,” said CEO Rob Peabody. “MEG continues to deliver negative free cash flow, and its assertions it can reverse this trend in the future rely on continued high oil prices and narrow heavy oil differentials.”

MEG shareholders should be aware MEG’s stand-alone plan comes with a high level of risk.

“History shows production growth has not delivered value for MEG shareholders, and MEG’s new plan to double production by 2028 is more of the same,” Peabody added. “Simply put, MEG cannot grow its way out of its problems. We are offering immediate value, while MEG once again asks its investors for patience.

“Our Offer represents an opportunity to participate in a stronger and more resilient combined company, while receiving a premium and retaining material upside.”

Husky remains confident its Offer is, and will remain, the best option to maximize value for MEG shareholders.

Husky encourages MEG shareholders to consider the following as they evaluate MEG’s future prospects.

HUSKY’S OFFER IS A PREMIUM VALUATION1

•	7.5 times EV/consensus 2019E EBITDA multiple, compared to MEG’s peer group multiple of 4.6 times
•	66% premium to MEG’s closing price over the last three years
•	71% premium to MEG’s closing price over the last two years
•	A value which exceeds MEG’s closing price on 96% of the trading days over the last three years

[1]	Based on an implied acquisition price of $11.00 per MEG share as at the date of the Offer.

MEG’S SHARE PRICE WOULD BE SUBSTANTIALLY LOWER ABSENT HUSKY’S OFFER

MEG’s share price has increased significantly as a direct result of Husky’s Offer, while shares of MEG’s peers and heavy oil prices have fallen substantially over the same period. Absent the Offer, MEG shares would trade at a price well below current levels.

HUSKY’S OFFER DELIVERS IMMEDIATE VALUE WITH COMPARABLE UPSIDE AND MUCH LESS RISK

Husky’s integrated operations and committed export pipeline capacity result in greater value capture and reduced exposure to Canadian heavy oil prices. MEG shareholders will also gain exposure to Husky’s high-netback Offshore business and fixed-price contracts, providing more stability in funds from operations. The majority of Husky’s production achieves global pricing.

MEG shareholders will also participate in Husky’s dividend yield, which is currently 2.8 percent, with potential for future increases as free cash flow grows.

REGULATORY APPROVALS

The regulatory approval process continues to advance. The Canadian Commissioner of Competition has issued a “no action” letter confirming that at this time he does not intend to challenge the transaction pursuant to the Competition Act. In addition, the U.S. Federal Trade Commission has granted Husky early termination of the required waiting period under the U.S. Hart-Scott-Rodino Act. All other required regulatory approvals are expected to be received by the end of the year.

ACT NOW TO MAXIMIZE VALUE

Husky remains committed to realizing this unique opportunity and stands ready to engage with MEG to quickly complete this transaction and deliver value to all shareholders, sooner.

The Offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019.

For assistance in depositing MEG shares to the Offer, MEG shareholders should contact the Information Agent D.F. King Canada by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com.

Information relating to Husky’s Offer and instructions on how to tender are also available on Husky’s website at www.huskyenergy.com/BetterTogether

Inquiries:

Leo Villegas, Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

2    HUSKY ENERGY INC.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707, 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the Offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the anticipated benefits that may result from a combination of the Company and MEG; MEG’s EV/consensus 2019E EBITDA multiple; the potential for future increases in the Company’s dividend as free cash flow grows; and the expected timing of receipt of regulatory approvals.

3    HUSKY ENERGY INC.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents and other documents filed with securities regulatory authorities (accessible through the SEDAR websitewww.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the terms “free cash flow” and “funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. Neither of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

4    HUSKY ENERGY INC.